Contact

www.linkedin.com/in/ryan-morrison-4006a6a (LinkedIn)

Top Skills

Financial Modeling

Due Diligence

Ryan Morrison

Managing Director - US Real Estate at The Carlyle Group

Chevy Chase, Maryland, United States

Experience

The Carlyle Group

Managing Director - US Real Estate

February 2007 - Present (18 years 3 months)

Washington D.C. Metro Area

US Real Estate - Asset Management

DR Horton Homes

Analyst

2004 - 2006 (2 years)

Education

University of Colorado Boulder

Bachelors, Political Science, Business · (2000 - 2004)